                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                               (AMENDMENT NO. 5)

                   Under the Securities Exchange Act of 1934



                                AutoZone, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  053332-10-2
                              -----------------
                                (CUSIP Number)

                            Janice V. Sharry, Esq.
                             Haynes and Boone, LLP
                          901 Main Street, Suite 3100
                              Dallas, Texas 75202
                                (214) 651-5562
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                April 11, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
CUSIP NO. 053332-10-2
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      ESL Partners, L.P., a Delaware limited partnership
      22-2875193
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             10,775,083
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             10,775,083
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,761,982
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.27%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
-------------------------------------------------------------------------------

(1) Based on 133,781,794 shares of Common Stock issued and outstanding as of March 17, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 23, 2000.

CUSIP NO. 053332-10-2
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      ESL Limited, a Bermuda corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Bermuda
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          2,645,021
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          2,645,021
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,761,982
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.27%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

(1) Based on 133,781,794 shares of Common Stock issued and outstanding as of March 17, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 23, 2000.

------------------------------------------------------------------------------

CUSIP NO.  053332-10-2
------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      ESL Institutional Partners, L.P., a Delaware limited partnership
      06-1456821
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

5     N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          348,528
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             348,528

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,761,982
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.27%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

(1) Based on 133,781,794 shares of Common Stock issued and outstanding as of March 17, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 23, 2000.

CUSIP NO.  053332-10-2
------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Acres Partners, L.P., a Delaware limited partnership
      06-1458694
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          6,867,928
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          6,867,928
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,761,982
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.27%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

(1) Based on 133,781,794 shares of Common Stock issued and outstanding as of March 17, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 23, 2000.

CUSIP NO.  053332-10-2
------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Marion Partners, L.P., a Delaware limited partnership
      06-1527654
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,124,840
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,124,840
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,761,982
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.27%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      PN
------------------------------------------------------------------------------

(1) Based on 133,781,794 shares of Common Stock issued and outstanding as of March 17, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 23, 2000.

CUSIP NO.  053332-10-2
------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Edward S. Lampert
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]

 5    N/A
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          582
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          582
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      21,761,982
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      N/A
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      16.27%(1)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

(1) Based on 133,781,794 shares of Common Stock issued and outstanding as of March 17, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 23, 2000.

     This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the Amendment No. 4 to Schedule 13D filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), and Marion Partners, L.P., a Delaware limited partnership ("Marion") by furnishing the information set forth below. ESL, Limited, Institutional, Acres, Marion and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the Securities and Exchange Commission.

Item 2.  Identity and Background.

     Item 2 is hereby amended in its entirety as follows:

     (a) The names of the persons filing this Amendment are ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., Acres Partners, L.P., Marion Partners, L.P. and Edward S. Lampert.

     (b) The principal business address of ESL, Institutional, Acres, Marion and Mr. Lampert is One Lafayette Place, Greenwich, CT 06830. The principal business address of Limited is Hemisphere House, 9 Church Street, Hamilton, Bermuda.

     (c) This Amendment is filed on behalf of a group consisting of ESL, Limited, Institutional, Acres, Marion and Mr. Lampert. The general partner of ESL is RBS Partners, L.P. (the "General Partner"). The general partner of the General Partner of ESL is ESL Investments, Inc., a Delaware corporation ("Investments"). ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), is the investment manager of Limited. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), is the general partner of Institutional. Investments is the general partner of Acres and Marion. In the aforementioned capacities, ESL, Limited, Institutional, Acres and Marion each may be deemed to be the beneficial owner of the shares of AutoZone, Inc. common stock beneficially owned by the other members of the group. In the aforementioned capacities, Mr. Lampert may be deemed the indirect beneficial owner of the AutoZone, Inc. common stock beneficially owned by the other members of the group.

     The principal business of ESL, Limited, Institutional, Acres and Marion is purchasing, holding and selling securities for investment purposes. The principal business of the General Partner is serving as the general partner of ESL. The principal business of Investments is serving as the general partner of the General Partner. The principal business of ESLIM is serving as the investment manager for Limited. The principal business of RBSIM is serving as the investment manager of Institutional. Mr. Lampert's principal business is serving as the Chairman, Chief Executive Officer and director of Investments and the managing member of ESLIM and RBSIM.

     (d) and (e) During the past five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of
Schedule 13D.

     (f) ESL Partners, L.P., ESL Institutional Partners, L.P., Acres Partners, L.P., and Marion Partners, L.P. are citizens of Delaware, ESL Limited is a citizen of Bermuda and Mr. Lampert is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended as follows:

     Mr. Lampert, a director of the Issuer, owns an aggregate of 582 Shares which he received pursuant to the Issuer's director compensation and stock option plans.

Item 4.  Purpose of Transaction.

     Item 4 is hereby amended as follows:

     Because of what the Filing Persons believe to be possible insider conflicts in the Board of Directors' consideration of a certain significant business venture, the Filing Persons believe it may be necessary to evaluate certain of their options with respect to their investment in the Issuer in an attempt to ensure that their perspective on desirable board and management actions is clearly understood, including engaging in further discussions with members of the Board and management.

     The Filing Persons intend to closely monitor developments at the Company with respect to the matter referred to above. In addition, the Filing Persons intend to evaluate whether to support or seek changes in the composition of the Board of Directors to provide for a greater representation by directors independent of management or changes in the Company's By-Laws or other governing documents (such as the recently adopted shareholder rights plan) that the Filing Persons believe to be in the best interests of all of the Issuer's shareholders.

     The Filing Persons may also communicate with other shareholders to share and elicit views regarding the corporate governance of the Issuer. The Filing Persons believe that such communications may be necessary to communicate and protect shareholders' interests in light of the Board's decision on March 21, 2000, to (i) adopt a "poison pill" shareholder rights plan and (ii) amend the Issuer's By-Laws to eliminate existing rights of the shareholders to call a special meeting of shareholders or to act by written consent, as well as the Board's consideration of a certain significant business venture described above. Mr. Lampert, in his capacity as a director of the Issuer, voted against approval of the rights plan and the By-Law amendments and communicated his belief as a director that these actions were not in the best interest of the Issuer's public shareholders.

     Mr. Lampert has also communicated to members of management and other directors that the best interests of the shareholders will be served by the Issuer improving its operating plan and executing on its strategic opportunities. Mr. Lampert believes that the Issuer has the senior operating management and store level employee talent and commitment that, with the appropriate senior leadership, will enable the Issuer to continue as the leader in its industry. Mr. Lampert strongly believes, and has communicated this belief to the other directors, that an extraordinary transaction, involving either a change of control or the issuance of additional equity securities, when the market does not fully reflect the Issuer's potential, would not be in the best interests of the Issuer's shareholders. The Filing Persons intend to continue to evaluate their alternatives as circumstances develop.

Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended as follows:

     (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of April 11, 2000, each of ESL, Limited, Institutional, Acres, Marion and Mr. Lampert may be deemed to beneficially own 21,761,982 Shares (which is approximately 16.27% of the Shares outstanding as of March 17, 2000, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on March 23, 2000).


     (b)

                                    Sole        Shared    Sole          Shared
                                    Voting      Voting    Dispositive   Dispositive
                                    Power       Power     Power         Power
                                     -------------------------------------------
ESL Partners, L.P.                  10,775,083     0      10,775,083       0
ESL Limited                          2,645,021     0       2,645,021       0
ESL Institutional Partners, L.P.       348,528     0         348,528       0
Acres Partners, L.P.                 6,867,928     0       6,867,928       0
Marion Partners, L.P.                1,124,840     0       1,124,840       0
Edward S. Lampert                          582     0             582       0

     (c) Since the most recent filing on Schedule 13D, the only transaction in the Shares was the 582 Shares given to Mr. Lampert pursuant to Mr. Lampert's role as a director of the Issuer since December 9, 1999 and pursuant to the Issuer's director compensation and stock option plans. Mr. Lampert did not purchase these Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended as follows:

     Except as set forth in Item 5 hereof, there are no contracts, arrangements, understandings or relationships between ESL, Limited, Institutional, Acres, Marion, Mr. Lampert or any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

     Item 7 is hereby amended in its entirety as follows:

     Exhibit 1.  Joint Filing Agreement, dated as of April 11, 2000, entered
     ---------
into by and among ESL, Limited, Institutional, Acres, Marion and Mr. Lampert.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 is true, complete and correct.

Date: April 11, 2000
                                 ESL PARTNERS, L.P.

                                 By:  RBS Partners, L.P., its general partner
                                 By:  ESL Investments, Inc., its general partner

                                      By:    /S/ EDWARD S. LAMPERT
                                           ------------------------------------
                                             Edward S. Lampert
                                             Chairman

                                 ESL LIMITED

                                 By:  ESL Investment Management, LLC,
                                      its investment manager

                                      By:    /S/ EDWARD S. LAMPERT
                                           ------------------------------------
                                             Edward S. Lampert
                                             Managing Member

                                 ESL INSTITUTIONAL PARTNERS, L.P.

                                 By:  RBS Investment Management, LLC,
                                      its general partner

                                      By:    /S/ EDWARD S. LAMPERT
                                           ------------------------------------
                                             Edward S. Lampert
                                             Managing Member

                                 ACRES PARTNERS, L.P.

                                 By:  ESL Investments, Inc., its general partner

                                      By:    /S/ EDWARD S. LAMPERT
                                           ------------------------------------
                                             Edward S. Lampert
                                             Chairman

                                 MARION PARTNERS, L.P.

                                 By:  ESL Investments, Inc., its general partner

                                      By:    /S/ EDWARD S. LAMPERT
                                           ------------------------------------
                                             Edward S. Lampert
                                             Chairman


                                 /S/ EDWARD S. LAMPERT
                                 --------------------------------------
                                 EDWARD S. LAMPERT

                                   EXHIBITS

Exhibit 1 Joint Filing Agreement, dated as of April 11, 2000, entered into by
---------
          and among ESL Partners, L.P., ESL Limited, ESL Institutional Partners, L.P., Acres Partners, L.P., Marion Partners, L.P. and Edward S. Lampert.